Exhibit 99.2

Creative Global Technology Holdings Limited Announces Closings of Its Initial Public Offering and the Underwriter’s Over-Allotment Option

Hong Kong, Nov. 27, 2024 --- Creative Global Technology Holdings Limited (the “Company” or “CGTL”), a Hong Kong-based company sourcing and reselling recycled consumer electronic devices, today announced the closing of its initial public offering (the “Offering”) of 1,250,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share for total gross proceeds of $5,000,000, before deducting underwriting discounts and other offering expenses. The Offering closed on November 27, 2024, and the Ordinary Shares commenced trading on Nasdaq Capital Market on November 26, 2024, under the ticker symbol “CGTL”.

The Company also closed the sale of an additional 187,500 ordinary shares pursuant to the full exercise of the underwriter’s over-allotment option granted in connection with the Company’s Offering, at the public offering price of $4.00 per share. As a result, the Company has raised gross proceeds of $750,000 in addition to the IPO gross proceeds of $5,000,000, before deducting underwriting discounts and offering expenses.

The Offering is being conducted on a firm commitment basis. Benjamin Securities, Inc. acted as the representative of the underwriters, with Prime Number Capital, LLC acted as the co-manager (collectively, the “Underwriters”) for the Offering. Jun He Law Offices LLC acted as U.S. counsel to the Company, and Winston & Strawn LLP acted as U.S. counsel to the underwriter, in connection with the Offering.

The Company intends to use the proceeds from this Offering for general corporate purposes and to expand the wholesale business and develop a wholesale auction market, expand its retail business, expand into strategic overseas markets, and build a repair and refurbishment factory.

A registration statement on Form F-1 (File No. 333-273329) relating to the Offering, as amended, has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on November 18, 2024. The Offering is being made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained, from Benjamin Securities, Inc.: 3 West Garden Street Suite 407 Pensacola, FL 32502, or via email at info@benjaminsecurities.com or telephone at (516) 931-1090. In addition, a copy of the final prospectus can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Creative Global Technology Holdings Limited

Creative Global Technology Holdings Limited is dedicated to extending the life of consumer electronics through effective recycling, supporting a sustainable circular economy and reducing electronic waste. The Company connects supply and demand for pre-owned devices, maximizing their utility. Specializing in sourcing and reselling recycled smartphones, tablets, and laptops, CGTL facilitates the flow of retired devices from affluent markets like the U.S. and Japan to developing regions in need of affordable technology. With a lean inventory and efficient logistics, CGTL ensures quick inspection and availability for clients. CGTL has also expanded into retail sales and device rentals, providing Hong Kong residents access to quality recycled electronics and meeting short-term needs. For more information, please visit: http://www.cgt-recycle.com; https://ir.cgt-recycle.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company's statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriters

Benjamin Securities, Inc.

(516) 931-1090

info@benjaminsecurities.com

Prime Number Capital, LLC

(516)717-5671

info@pncps.com

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214